EMGOLD MINING CORPORATION

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102, Section 4.11

I.

Former Auditor

(a)

On January 11, 2012, PricewaterhouseCoopers LLP resigned as the auditor of Emgold Mining Corporation.

(b)

The Audit Committee and the Board of Directors participated in and approved the decision to change the auditor.

(c)

The auditor’s reports of PricewaterhouseCoopers LLP on the financial statements of Emgold Mining Corporation for the two years ended December 31, 2010 and 2009 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

(d)

In connection with the audits for the two years ended December 31, 2010 and through to January 11, 2012, there have been no reportable events, as defined in the National Instrument.

II.

Successor Auditor

The Corporation appointed MSCM LLP as its new auditor as of January 11, 2012.  The Audit Committee and the Board of Directors considered and approved the appointment.

DATED at Vancouver, British Columbia, this 11th day January, 2012.

Emgold Mining Corporation

“Kenneth R. Yurichuk”

per:  Kenneth R. Yurichuk

        Chief Financial Officer

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